May 1, 2007

Room 4561

Mr. John P. Goldsberry
Senior Vice President and
 Chief Financial Officer
Gateway, Inc.
7565 Irvine Center Drive
Irvine, CA 92618

      Re: Gateway Inc.
           Form 10-K for Fiscal Year Ended December 31, 2006
           Filed February 26, 2007
           File No. 001-14500

Dear Mr. Goldsberry:

      We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22

Results of Operations, page 27

Net Sales, page 27

1.   We note various disclosures in your Form 10-K which indicate that you are currently under intense downward pricing pressure and your average sales price for your products is declining. Tell us how you have considered quantifying the amount of the change in reported sales that is attributable to changes in volume versus changes in price. Refer to Item 303(a)(3)(iii) of Regulation S-K.

Gross Profit, page 28

2.   We note that gross margin declined by approximately 23% in 2006 due in part by competitive pricing and margin pressures. Tell us how you considered disclosing whether these trends will have, or are reasonably likely to have, a material impact on the company's results of operations going forward. See Item 303 (A)(3)(ii) of Regulation S-K and Section III.B.3 of SEC Release No. 33-8350.

Hewlett-Packard Agreement, page 30

3.   Please explain to us how you determined the accounting for your settlement with Hewlett-Packard. Explain how you determined classification of the amounts recorded and the timing of recognition. In addition, explain to us how you allocated between the past patent infringement and the cross-licensing agreement. Refer to any accounting guidance as appropriate. Also, please explain to us how the seven-year estimated useful life was determined.

Item 9A. Controls and Procedures, page 72

4.   We note that you recorded a material closing adjustment to the balance sheet which resulted from the material weakness that was identified. Please explain to us the impact, if any, of this material adjustment on any previously filed financial statements or confirm to us that the adjustment related only to the period in which it was recorded.

5.   Please explain how your current disclosures comply with Item 308(c) of Regulation S-K. In this regard, we note that you have not disclosed whether there were any changes in your internal control over financial reporting that occurred during the most recent fiscal quarter that materially effected, or are reasonably likely to materially affect, your internal control over financial reporting.

* * * * * * *

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact David Edgar, Staff Accountant, at (202) 551-3459, Christine Davis, Staff Accountant, at (202) 551-3408 or me at (202) 551-3451 if you have any questions regarding these comments.

Sincerely,

Mark Kronforst
Accounting Branch Chief